

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

November 9, 2009

Via U.S. Mail and Facsimile

Mr. Robert J. Siverd
Executive Vice President, General Counsel and Secretary
General Cable Corporation
4 Tesseneer Drive
Highland Heights, KT 41076-9753

> **Re: General Cable Corporation**
> **Registration Statement on Form S-4**
> **Filed October 27, 2009**
> **File No. 333-162688**
>
> **Schedule TO**
> **Filed October 27, 2009**
> **File No. 005-42442**
>
> **Form 10-K/A for the year ended December 31, 2008**
> **Form 10-Q for the quarter ended April 3, 2009**
> **Form 10-Q for the quarter ended July 3, 2009**
> **Form 10-Q for the quarter ended October 2, 2009**
> **Forms 8-K Filed August 12, 2009 and October 26, 2009**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 17, 2009**
> **File No. 001-12983**

Dear Mr. Siverd:

        We have reviewed your filings and have the following comments. Where indicated, we think you should revise your filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-4

1.   Although the requirement to deliver a final prospectus has been eliminated under Regulation M-A for exchange offers commenced before effectiveness of the registration statement, offerors still must file a final prospectus. The obligation to file a final prospectus is not satisfied by the filing of an amendment to the registration statement before effectiveness. Please see the Compliance & Disclosure Interpretations-Regulation M-A and Related Rules (Telephone Interpretation Manual Supplement dated July 2001, Section I.E.3) on our website www.sec.gov for more information. Please confirm to us that General Cable Corporation will satisfy its obligation to file a final prospectus, after effectiveness, in accordance with the above interpretation.

2.   We note your disclosure that the initial conversion price of the 2029 subordinated convertible notes will equal 122.5% of the average VWAP and that the VWAP will be based on a measuring period of ten business days ending on the offer's expiration date. With respect to this term of your exchange offer, please provide us your detailed legal analysis of your compliance with Item 4(a)(4) of Form S-4, Item 11 of Schedule TO and Item 1011(b) of Regulation M-A.

Questions and Answers About the Exchange Offer, page 1

3.   Please disclose the current credit rating of the 2012 notes and that you expect the 2029 notes will be rated. In this regard, we note the disclosure in the first risk factor on page 38. Please also disclose the expected timing with respect to the issuance of the rating(s) on the 2029 notes.

Summary of the 2029 Notes, page 15

4.   Please tell us how you intend to account for the contingent interest feature of the 2029 Notes.

Summary of Comparison of the 2029 Notes and the 2012 Notes, page 20

5.   Please remove the statement in the introductory paragraph that the information in the table is "qualified in its entirety by the information contained elsewhere in this prospectus and the indentures governing the 2029 notes and 2012 notes…" Please be advised that you may not qualify information in the prospectus in this

manner unless incorporation by reference or a summary of a document filed as an exhibit is required. See Rule 411(a) of Regulation C. Please revise accordingly. Please also comply with this comment with respect to the introductory paragraph under "Description of Other Indebtedness" on page 72, "Description of the 2029 Notes" on page 77 and "Comparison of the 2029 Notes to the 2012 Notes" on page 109.

Risk Factors, page 28

6.   Please delete the fifth and sixth sentences of the introductory paragraph. In this regard, we note that you must disclose all risks you believe are material at this time and may not qualify your disclosure by referring to unknown risks. Refer to Staff Legal Bulletin No. 7A, sample comment #30.

Selected Historical Financial Information, page 52

7.   Please include the disclosure required by Item 1010(b) of Regulation M-A or advise us of why such disclosure is immaterial.

8.   Please include under this heading the information regarding book value per share as required by Item 1010(a) and 1010(c) of Regulation M-A.

The Exchange Offer, page 59

9.   We note your disclosure in the first paragraph on page 60 in which you state that any tendered 2012 notes that are not accepted for exchange will be returned "as promptly as practicable" after the expiration date. Please revise to state that you will return tendered but unaccepted notes "promptly" after the expiration date. See Rule 14e-1(c) under the Exchange Act.

Expiration Date; Extension; Termination; Amendment, page 61

10.   Please confirm in your response letter your understanding that at the time of any public announcement, consistent with the requirements of Rule 14e-1(d), you will disclose the approximate number of securities deposited to date.

Conditions to the Exchange Offer, page 65

11.   We refer you to disclosure in the first complete paragraph on page 66. As done in the last paragraph on page 66, revise to clarify that all conditions to the offer, other than those dependent upon receipt of necessary government approvals, must be satisfied or waived prior to the expiration of the offer.

12.   We note disclosure in the penultimate paragraph on page 66 relating to the Company's failure to exercise any of the rights described in this section. This language suggests that if a condition is triggered and the Company fails to assert the condition, it will not lose the right to assert the condition at a later time. Please note that when a condition is triggered and the Company decides to proceed with the offer anyway, we believe that this decision is tantamount to a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, the Company may be required to extend the offer and recirculate new disclosure to security holders. Please confirm the Company's understanding that if an offer condition is triggered, it will notify securityholders whether or not it has waived such condition.

Description of the 2029 Notes, page 77

13.   The statement in the third sentence of the introductory paragraph that the 2029 note indenture and the 2029 notes define the rights of note holders and not the description in this section implies that investors are not entitled to rely on the disclosure in the prospectus. Please revise to remove this statement.

 Material U.S. Federal Income Tax Considerations, page 116

14.   We note that counsel has provided a short-form tax opinion, which is filed as exhibit 8.1 to the registration statement. The disclosure set forth in this section must be counsel's opinion and may not be a mere summary of the material tax consequences. Where the opinion of counsel is discussed in this section, the disclosure must clearly indicate that this disclosure constitutes the opinion of counsel. Counsel should also clearly and specifically describe any uncertainties with respect to their opinion, such as if counsel is providing a "should" opinion rather than a "will" opinion, which the current disclosure contemplates. Please revise accordingly.

The Dealer Managers, page 127

15.   Please revise to disclose each dealer manager's holdings of the 2012 notes and whether you will reimburse each dealer manager for tendering their own 2012 notes in the exchange offer.

Incorporation of Certain Documents by Reference, page 129

16.   We note the reference to incorporation by reference of future filings. Please revise this reference to clarify that Schedule TO does not permit the incorporation by reference of future filings that you may make before the expiration of the offer. Rather, you have an obligation to amend the Schedule TO and to consider your

obligation to disseminate additional disclosure if the terms of the offer change. Therefore, if you intend to incorporate by reference future information, you must amend the Schedule TO to specifically identify those filings.

Exhibits, page II-1

17.   Please file a list of your subsidiaries as an exhibit to your registration statement, as required under Item 601(b)(21) of Regulation S-K.

18.   Please provide the undertakings required by Items 512(a)(5)(i) and (6) of Regulation S-K.

Exhibit 5.1

19.   The assumption set forth in clause (i) of the first full paragraph on page 2 of the opinion is not appropriate. Please have counsel revise its opinion accordingly.

20.   Please advise us as to the basis for including the assumption in the second to last sentence of the first full paragraph on page 2 of the opinion regarding the books and records of the company.

21.   Please have counsel revise the first sentence of the second full paragraph on page 2 of the opinion to clearly and specifically exclude the company from the list of assumptions.

22.   We note counsel's statement in the second sentence of the penultimate paragraph of the opinion that its "opinions herein reflect only the application of applicable laws of the States of New York and Delaware that, in our experience, are normally applicable to transactions of the type contemplated by the Registration Statement." We have the following comments:

    •   Please have counsel delete the qualification "in our experience" as it is too vague and inherently subjective.

    •   Please have counsel delete the qualification regarding laws that are normally applicable to "transactions" and instead address those laws applicable to the securities governed by the indenture. In this regard, we note that paragraph (b)(5) to Item 601 of Regulation S-K requires an opinion of counsel as to the legality of the securities being registered.

23.   We note that the opinion is dated as of October 27, 2009. We also note the statements in the third, fourth and sixth sentences of the penultimate paragraph of the opinion that limit the opinion to that date. Please be advised that the opinion

must speak as of the effective date of the registration statement. Please have counsel revise its opinion accordingly.

Form 10-K/A for the fiscal year ended December 31, 2008

Liquidity and Capital Resources, page 41

24.   Your risk factor disclosure on page 20 discusses how the failure to comply with any covenants in your existing or future financing agreements could result in a default under those agreements and other agreements containing cross-default provisions. Please revise your liquidity section, in future filings, to describe your cross-default provisions and the impact these cross-defaults could have on your results of operations, liquidity and ability to satisfy your obligations.

Item 9A. Controls and Procedures, page 50

Disclosure Controls and Procedures, page 50

25.   We note the disclosure in the last sentence of the first paragraph and in the second paragraph. Please tell us whether your principal executive officer and principal financial officer concluded that your disclosure controls and procedures were effective at the reasonable assurance level. Please also comply with this comment in future filings or, in the alternative, remove the reference to the level of assurance of your disclosure controls and procedures in future filings. Refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, which is available on our website at http://www.sec.gov/rules/final/33-8238.htm. Please also comply with this comment with respect to the disclosure regarding your disclosure controls and procedures under "Item 4. Controls and Procedures" in your Forms 10-Q for the quarters ended April 3, 2009, July 3, 2009 and October 2, 2009.

Item 15. Exhibits and Financial Statements Schedule, page 53

26.   We note the credit agreements, as amended, filed as exhibits to the Form 10-K/A. It does not appear that you have filed on EDGAR the exhibits or schedules to these agreements. Please file the complete version of each agreement, as amended, including all schedules and exhibits, in your next Exchange Act filing or tell us when the exhibits and schedules were filed on EDGAR.

Exhibits 31.1, 31.2 and 32

27.   We note that the certifications filed as Exhibits 31.1, 31.2 and 32 refer to the Form 10-K, rather than Form 10-K/A. We also note that the certifications are

dated as of the original date of filing the Form 10-K. Please file an amendment to your December 31, 2008 Form 10-K to file as exhibits corrected copies of the certifications required by Items 601(b)(31) and (b)(32) of Regulation S-K. Please be advised that the amendment to each report should include the entire report.

Form 10-Q for the Quarter Ending July 3, 2009

Note 4. Inventories, page 9

28.   Please clarify for us how the $14.6 million favorable inventory adjustment is consistent with GAAP. Please also address the $19.7 million "Lower of cost or market inventory valuation" item disclosed elsewhere in your adjusted operating income calculation for the nine month period. Compliance with SAB 5:BB and with the S-X 5-04 Schedule II disclosure requirement should be clearly evident.

Note 19. Supplemental Guarantor Information, page 26

29.   Please tell us, and disclose in future filings, whether the guarantor subsidiaries are 100% owned. See Article 3-10(f)(1) of Regulation S-X.

30.   It is unclear why the Parent's net income differs from "Total" net income. Please give us a reconciliation.

31.   Please tell us a detailed description of the Parent's intercompany sales transactions. Presumably the Parent has no operations and merely pays interest and taxes, and receives dividend and interest payments from its subsidiaries.

32.   Please tell us why the guarantor subsidiaries' "Investment in subsidiaries" asset balance exceeds the Parent's similar account.

33.   Please give us a summary of the cash transactions which enabled the Parent to report $21.9 million of positive operating cash flows in the period ended July 3, 2009. We note that this comprises 16% of "Total" operating cash flows.

34.   Please tell us where the $34.8 million of 2008 cash dividends paid to the Parent by its subsidiaries is reflected in the condensed consolidating cash flow statements. Explain the basis for your classification therein.

Form 8-K filed August 12, 2009

Exhibit 99.1

Note 16. Segment Information, page 59

35.   Please tell us how you determined that your aggregated operating segments have similar economic characteristics. Also, please explain how you identified your CODM(s) given that your business appears to be managed through multiple geographic subsidiaries as listed in Exhibit 21 to the form 10-K. Further, please give us copies of each financial report that the CODM(s) reviewed during 2008 and 2009. Multiple dated versions of the same report may be excluded if 2008 and 2009 year-to-date versions are available. Under Exchange Act Rule 12b-4, you may request that these reports be returned to you upon completion of our review. Compliance with SFAS 131 should be clearly evident.

Form 8-K filed October 26, 2009

Exhibit 99

Reconciliation of Non-GAAP Measures

36.   We note that an $11.7 million inventory quantity liquidation item is characterized as "non-cash" in the earnings release. The item comprises 24% of your reported adjusted operating income. Presumably, the amount reflects the estimated cost of inventory sold during the period. The "non-cash" characterization may be confusing to readers unless such inventory was ultimately acquired in exchange for non-cash consideration i.e. common stock. Please delete this characterization in your future financial reporting.

37.   In future filings, please disclose the reasons why management believes that the non-GAAP financial measures are useful. See Question 8 of the June 13, 2003 Staff FAQ http://sec.gov/divisions/corpfin/faqs/nongaapfaq.htm.

Definitive Proxy Statement on Schedule 14A Filed on April 17, 2009

Compensation Discussion & Analysis, page 17

38.   We note that you target the 50th percentile with respect each component of compensation, but that it may vary based on various factors. In future filings, please disclose the actual percentile for each component of compensation and the aggregate compensation for each named executive officer. To the extent actual compensation deviated from the target of the 50th percentile, please clearly and

specifically explain the reason(s) why. Please show us in your supplemental response what the revisions will look like.

Base Salary, page 20

39.   In future filings, to the extent the base salary of a named executive officer is adjusted, please clearly and specifically disclose the reason(s) for the adjustment, including the specific responsibilities, elements of individual performance and market comparison contributing to the adjustment.

Annual Incentives, page 21

40.   In future filings, please identify the specific elements of individual performance you evaluated in determining the total amount of the AIP award for each named executive officer. See Item 402(b)(2)(vii) of Regulation S-K. In addition, in future filings please describe in greater detail the basis for the discretionary awards. Please show us in your supplemental response what the revisions will look like.

Long-Term Equity Incentives, page 22

41.   In future filings, please revise to disclose the items of individual and corporate performance you considered in determining the amount of the actual award grant for each named executive officer. See Item 402(b)(2)(v) and (vii) of Regulation S-K. Please show us in your supplemental response what the revisions will look like.

Retirement Plans and Other Company Benefits, page 23

42.   We note your disclosure in this section and on pages 67 and 84-87 of the Form 10-K/A for the fiscal year ended December 31, 2008 under the section, "Pension Plans."   In future filings, please revise your disclosure to include the Pension Benefits table required by Item 402(h) of Regulation S-K. Please show us in your supplemental response what the revisions will look like.

Transactions with Related Parties, page 43

43.   In future filings, please revise to include a statement of whether your policies and procedures with respect to related transactions are in writing, and if not, how they are evidenced. See Item 404(b)(1)(iv) of Regulation S-K.

*   *   *   *

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Act of 1933 and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filings.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Melissa Rocha, Staff Accountant at (202) 551-3854 or, in her absence, Alfred Pavot, Staff Accountant at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Chambre Malone, Staff Attorney at (202) 551-3262 or Andrew Schoeffler, Senior Staff Attorney at (202) 551-3748, or in their absence Mellissa Duru, Special Counsel in the Office of Mergers and Acquisitions, at (202) 551-3757 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Mr. Alan H. Lieblich, Esq. *via facsimile at* (215) 832-5579
        Blank Rome LLP
        One Logan Square
        Philadelphia, PA 19103-6998